Mail Stop 3561

July 6, 2007

Via Fax & U.S. Mail

Ms. Fuxiao Wang
Chief Financial Officer
Suite 1A, 18/F, Tower 1
China Hong Kong City, Tsimshatsui
Kowloon, Hong Kong

> **Re:** **Fantatech, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 17, 2007**
> **File No. 000-24374**

Dear Ms. Wang:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2006

Item 2. Description of Property, page 18

1. We note that the leases for your office, warehouse and storage facilities located in China are scheduled to expire during 2007. Please tell us and revise the notes to your financial statements and MD&A in future filings to discuss your plans for your facilities upon expiration of the leases. Your response and revised disclosure should discuss whether you intend to extend, renew, renegotiate or terminate the leases and also, disclose the terms of the new arrangements upon the information becoming available.

Management's Discussion and Analysis

- Critical Accounting Policies, page 21

2. We note that your critical accounting policies section includes a discussion of your accounting policies for revenue recognition and asset impairment. Please consider including a discussion of your accounting for inventory and income taxes as a critical accounting estimate in future filings. Please ensure your discussion addresses the following areas:
    - Types of assumptions underlying the most significant and subjective estimates;
    - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
    - Circumstances that have resulted in revised assumptions in the past.
    Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

– Consolidated Results of Operations, page 23

– Gross Profit, page 24

3. We note your disclosure that the design and consulting services were provided by in-house project managers and the salaries of these project managers are generally classified as administrative expenses. We also note your disclosure that the cost of sales for design and consulting services had not included labor cost. Please explain to us why you believe that it is appropriate not to include labor cost in the cost of sales for design and consulting services. Please note that cost of sales should include all direct labor related to generation of the revenue recognized, even if it is allocated based on management's estimate of the labor attributable to the services for which revenue is recognized. We believe that by not including direct labor in the cost of sales for design and consulting services, gross profit may be overstated. Please advise or revise accordingly.

- Selling and Marketing Expense, page 25

4. We note that selling and marketing expense increased by $859,539 or 93.4% for the year ended December 31, 2006 and you disclose that the increase was primarily due to increases in expenses related to marketing, promotional, sales representative office and exhibition in 2006. Due to the significant increase in this income statement line item, in future filings, please revise your disclosure to quantify and discuss each of the significant cost components within these broad categories.

Consolidated Statements of Cash Flows, page F-7

5. We note your disclosure of non-cash investing and financing activities includes the decrease (increase) in construction in progress. We believe that it is appropriate to show the decreases in construction in progress, representing the transfer of the cost to the property and equipment assets, as non-cash transactions, however, increases to the construction in progress account represent cash outlays which should be presented as part of cash flows from investing activities. Further, it appears from your statements of cash flows that the increase in construction in progress is appropriately included in cash flows from investing activities as part of purchases of property, plant and equipment. Please revise future filings to present only the decreases in construction in progress representing transfers within asset accounts to property, plant and equipment as non-cash transactions.

Notes to the Financial Statements

Note 3. Summary of Significant Accounting Policies

- Government Subsidies, page F-13

6. We note from your disclosure in MD&A that in 2006 you were granted subsidies of $352,000 and recorded the entire amount as revenue. Please tell us, and disclose in future filings, the period the subsidies were intended to benefit. If the subsidies received in 2006 were intended to benefit a period other than the year ended December 31, 2006, please tell us why you believe it was appropriate to recognize the entire amount of subsidies received as revenue for the year ended December 31, 2006.

Note 15. Related Party Transction

(b) Contracts with Related Parties, page F-24

7. We note your disclosure that during the year ended December 31, 2006, you recorded sale revenue from Wuhu Huaqiang of approximately $5,500,000. Please explain to us the nature of this revenue and tell us how the amount was determined or calculated. As part of your response, please tell us how much of the revenue related to delivery of equipment and the percentage of equipment that has been delivered as of December 31, 2006, and how much of the revenue recognized related to the installment contract and the percentage of equipment that had been installed as of December 31, 2006.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief